Exhibit 99.11

NEWS RELEASE
OTCQB:CPPXF

CONTINENTAL ENERGY’S PRESIDENT / COO RESIGNS

Jakarta, Indonesia– November 6, 2012 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging energy company concentrating its efforts in Southeast Asia, today announced that Andrew T. Eriksson, the Company’s President and Chief Operating Officer resigned effective October 31, 2012 to pursue other business opportunities.

The Company's CEO, Richard L. McAdoo said, "Andrew joined the management team in 2003 as our Exploration Manager and accepted the dual role of President and Chief Operating Officer in 2009. He has made a substantial contribution to the Company and we trust that he will be successful in his new pursuits.”

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements

Certain matters discussed within this press release may be forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental’s period filings with the U.S. Securities Exchange Commission. Readers should also refer to the risk disclosures outlined in disclosure documents filed by other early stage energy companies with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.